Follow up from Madeleine

MM

Madeleine MacRae
To: Doug Napier <dnapier@cavancompanies.com>

Sun 6/12/2022 8:18 AM

Hi Doug!!

Happy Sunday!

It was really a pleasure to meet you last month in our C12 meeting. I've always wanted to get into the world of working with big investors, so it was fun to learn a bit about your business. I have to say that you Golden Moment practice is -- GOLDEN!!! I really love it. I've already shared it with a handful of my clients and they are such fans! I'm sure we'll be having a lot of implementation. So, thank you for that!

I also wanted to circle back with you on the funding campaign I've been working on for a couple of months.
Your feedback on the video was so valuable. I would be so appreciative if you could check out the pitch on Wefunder and give me your feedback.
It's not going to go live to the public for at least another week and I can always extend that if more adjustments are necessary.

Doing any sort of raise is new for me doing it on a crowdfunding platform combines pitching to accredited investor and to inexperienced investor, which has made it that much more challenging to navigate. The good news is that I LOVE a steep learning curve and have gotten so much out of the process that the experience alone is already paying me dividends!!

I have to send access directly through Wefunder site so please let me know if you don't get the link.

THANK YOU SO MUCH!!

All the best,

Madeleine MacRae

MM MacRae Coaching & Consulting | Homepro Toolbox
www.mmmacrae.com | www.homeprotoolbox.com
610-322-9066

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